2nd quarter report for the 6 months
ended June 30, 2006

2nd quarter report 2006

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
(ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS)

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has performed a review of the Company’s unaudited interim consolidated financial statements as at and for the six months ended June 30, 2006.

The following discussion addresses the operating results and financial condition of Clearly Canadian for the three months ended June 30, 2006 and the six months ended June 30, 2006. The Management Discussion and Analysis should be read in conjunction with the Company’s consolidated audited financial statements and the accompanying notes as well as the reference to forward-looking statements within this report. All results in this report are presented in US dollars, unless otherwise indicated.

Basic and diluted earnings (loss) per share figures have been adjusted in the following financial results to reflect a 10:1 consolidation which was completed May 5, 2005.

Overview

We are in the business of producing, distributing and marketing premium alternative beverages and products, Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage. Substantially all of our products are distributed in the United States and Canada.

Our products are considered “alternative” beverages, a category which became identifiable in the mid-1980s. New age beverages are distinguishable from traditional soft drinks in that they generally contain natural ingredients, less sugar and calories, and less or no carbonation. New age beverages are traditionally seen as healthful, premium-priced and distinctively packaged.

We are focused on creating new alternative beverage brands, developing product extensions and reformulations for existing brands and strengthening the distribution network for our products. In so doing, we have attempted to expand the availability of our existing products and to diversify our alternative beverage product line offerings. During the six months ended June 30, 2006 we have repackaged and reformulated our sparkling flavoured water product lines and redesigned product packaging in an attempt to reverse the decline in our sales and market share. To improve brand awareness of our products we have also obtained the right to utilize the name and likeness of Steve Nash, a well known National Basketball Association professional player in our product advertising.

The rollout of our repackaged and reformulated sparkling, flavoured waters has been completed, but it is too early to make any trend assessment with respect to sales.

We are evaluating the potential to improve the exposure of our product at the retail level by investing in shelf placement fees with selected national retailers.

With the completion of our latest private placement of equity stock subsequent to the end of this quarter, we have cash of approximately $5,000,000 on hand. We anticipate that it is likely we will continue to have a negative cash flow on operations for the remainder of the year without considering initiatives such as the above. Accordingly, management may be required to seek financing from the sale of additional stock if our current marketing and distribution plans do not indicate an imminent self-sustaining level of operations by the end of the year.

2nd quarter report 2006

Operating Results

Three months ended June 30, 2006 (“Q2-2006”) compared with three months ended June 30, 2005 (“Q2-2005”)

Sales were $2,673,000 for the three months ended June 30, 2006 compared with $2,418,000 for the three months ended June 30, 2005, an increase of 10.5% or $255,000.

Gross profit margin percentage increased to 28.5% in Q2-2006 from 26.6% in Q2-2005.

Beginning January 1, 2006 we deduct all sales incentives paid to direct or indirect customers from gross sales in accordance with new EIC-156 of the Canadian Institute of Chartered Accountants. Sales incentives include contractual marketing payments to distributors, coupons, rebates, free product and slotting fees. The amount of such sales incentives were $88,000 in Q2-2006 and $143,000 in Q2-2005. The Q2-2005 sales figures have been restated on a consistent basis, accordingly the impact on this change in required presentation is an increase in reported sales of $55,000 in Q2-2006 over Q2-2005.

The increase in sales for Q2-2006 compared with Q2-2005, as well as the increase in the gross profit margin was directly attributable to the increased shift in sales mix to non-carbonated from carbonated product in the period. Q2-2006 sales of non-carbonated product were $934,000 compared with $571,000 for the comparable period Q2-2005, an increase of $363,000. We anticipate continued growth in our non-carbonated products, however, we cannot predict that this growth will increase at the growth levels experienced in Q2-2006 compared to Q2-2005. Sales in any period for our non-carbonated product line are currently influenced materially by the timing and size of orders from a major customer, and comparison with Q2-2005 is affected in this regard due to the fact that a significant portion of our non-carbonated products sold in 2005 were not shipped in Q2-2005. Sales of our carbonated product line decreased by $108,000 to $1,739,000 in Q2-2006 compared with $1,847,000 in Q2-2005. The Company hopes to reverse the decreasing sales of its carbonated line with its reformulated and repackaged product.

The Company’s general and administrative expenses for the three months ended June 30, 2006 were $1,033,000 compared to $576,000 for the three months ended June 30, 2005. General and administrative expenses for Q2-2006 compared with Q2-2005 were as follows:

	Three months ended June 30, 2006	Three months ended June 30, 2005	Increase (Decrease)
Remuneration and payroll cost	$ 541,727	$ 340,633	$ 201,094
Professional fees	132,909	72,670	60,239
Corporate development and financing	190,000	-	190,000
Investor relations and shareholder information	74,971	13,760	61,211
Insurance	16,545	57,752	(41,207)
Other general and administrative	76,848	91,185	(14,337)
	$ 1,033,000	$ 576,000	457,000

Portion of total paid by issuance of stock	90,700	-	90,700
Portion of total comprising amortization of previously deferred consulting fees	117,000	25,000	92,000

The increase in general and administrative expenses in Q2-2006 compared with Q2-2005 is due to the following:

The primary reasons for the increase in remuneration and payroll expense is an additional $77,000 related to a five year contract with a member of our Advisory Board, and the payment of a signing bonus of $50,000 to a newly appointed executive officer. The increase in professional fees is due to the re-audit of the our December 31, 2004 financial statements. Corporate development and financing costs of approximately $190,000 were paid to our

2nd quarter report 2006

controlling shareholder in respect of reorganization and financing costs incurred on the Company’s behalf in Q2-2006 (Q2-2005: Nil). The increase in investor relations costs relate to our planned increase in shareholder awareness initiatives.

Selling expenses of were $ 752,000 for Q2-2006 compared with $681,000 for Q2-2005, a consistent 28% of sales.. An analysis of selling expenses is as follows:

	Three months ended June 30, 2006	Three months ended June 30, 2005	Increase (Decrease)
Remuneration and payroll cost	$ 258,347	$ 284,489	$ (26,142)
Marketing programs and retail support	494,653	397,511	97,142
	$ 752,000	$681,000	$ 71,000

Selling expenses increased in Q2-2006 compared to Q2-2005 primarily due to extra expenses in Q2-2006 of the one-time cost of video programming of $50,000 and new product design fees of approximately $67,000. These additional expenses were partially offset by cost savings on discretionary marketing. The Company anticipates that in the third quarter of 2006 marketing program and retail support expenses will increase with the launch of our new core brand packaging in the US.

The loss for the three months ended June 30, 2006 was $2,624,000 (or $0.27 per share) compared with $1,678,000 for three months ended June 30, 2005 (or $5.50 per share). The loss for the three months ended June 30, 2006 includes the following expenses:

a)

$1,387,000 stock compensation expense for the three months ended June 30, 2006 (June 30, 2005: $1,097,000) which represents the non-cash value attributed to certain stock options granted during the three months ended June 30, 2006;

b)	$93,000 loss on settlement of debt for the three months ended June 30, 2006 (June 30, 2005: gain of $220,000)

c)	$125,000 one time restructuring cost in connection to certain consulting agreement, suppliers contract and severance payment (June 30, 2006: Nil)

Six months ended June 30, 2006 (YTD-2006) compared with six months ended June 30, 2005 (YTD-2005)

Sales were $4,375,000for the six months ended June 30, 2006 compared with $4,058,000 for the six months ended June 30, 2005, an increase of 7.8% ($317,000) compared to the six months ended June 30, 2005.

Gross profit margin percentage decreased to 25.7% in YTD-2006 from 26.9% in YTD-2005.

Beginning January 1, 2006 we deduct all sales incentives paid to direct or indirect customers from gross sales in accordance with new EIC-156 of the Canadian Institute of Chartered Accountants. Sales incentives include contractual marketing payments to distributors, coupons, rebates, free product and slotting fees. The amount of such sales incentives were $153,000 in YTD-2006 and $231,000 in YTD-2005. The YTD-2005 sales figures have been restated on a consistent basis, accordingly the impact on this change in required presentation is an increase in reported sales of $78,000 in YTD-2006 over YTD-2005.

The increase in sales for YTD-2006 compared with YTD-2005 comprised an increase in sales of non-carbonated product offset by a decline in sales of our carbonated lines. YTD-2006 sales of non-carbonated product were $1,599,000 compared with $747,000 for the comparable period YTD-2005, an increase of $852,000. We anticipate continued growth in our non-carbonated products, however, we cannot predict that this growth will increase at the growth levels experienced in Q2-2006 compared to Q2-2005. Sales in any period for our non-carbonated product line are currently influenced materially by the timing and size of orders from a major customer, and comparison with YTD-2005 is affected in this regard due to the fact that a significant portion of our non-carbonated products sold in 2005 were not shipped in Q1-2005 and Q2-2005. Sales of our carbonated product line decreased by $535,000 to

2nd quarter report 2006

$2,776,000 in YTD-2006 compared with $3,311,000 in YTD-2005. The Company hopes to reverse the decreasing sales of its carbonated line with its reformulated and repackaged product.

The decline in the gross profit margin percentages (YTD-2006: 25.7%, YTD-2005: 26.9%) was driven by the discounting of our inventory of carbonated product line during the first quarter of 2006, in advance of the roll out of our new reformulated and repackaged product.

The Company’s general and administrative expenses for the six months ended June 30, 2006 were $2,062,000 compared to $1,208,000 for the six months ended June 30, 2005. The increase in general and administrative expenses in YTD 2006 compared with YTD 2005 is due to the following:

	Six months ended June 30, 2006	Six months ended June 30, 2005	Increase (Decrease)
Remuneration and payroll cost	$ 861,683	$ 749,174	$ 112,509
Professional fees	275,475	113,762	161,713
Corporate development and financing	190,000	-	190,000
Management fee	276,000	-	276,000
Investor relations and shareholder information	122,300	27,520	94,780
Product development	68,654	-	68,654
Insurance	95,495	116,668	(21,173)
Other general and administrative	172,393	200,876	(28,483)
	$ 2,062,000	$ 1,208,000	$ 854,000

Portion of total paid and payable by issuance of stock	440,430	-	440,430
Portion of total comprising amortization of previously deferred consulting fees	240,800	50,000	190,800

The overall increase in remuneration costs was approximately $112,000. The increase in expenses was due to the amortization of a new consulting contract with an Advisory Board member ($190,000), a signing bonus paid to a newly appointed executive officer ($50,000), offset by approximately $128,000 realized through staff reduction. Professional fees increased by approximately $162,000 mainly comprising of $53,000 relating to a reaudit of the December 31, 2004 financial statements and an additional $80,000 in legal fees relating to our equity financing. Corporate development and financing costs of approximately $190,000 were paid to our controlling shareholder in respect of reorganization and financing costs incurred on the Company’s behalf in YTD 2006 (YTD-2005: Nil) Management fees of $276,000 were accrued in YTD-2006 in connection with a contract for services with BG Capital Group Ltd., our controlling shareholder, as compared with no comparable expense in YTD-2005. The increase in investor relations costs of approximately $95,000 relate to our planned increase in shareholder awareness initiatives. Product development costs of $68,000 in YTD 2006 relate to the redesign and reformulation of our new sparkling water line.

We incurred selling expenses of $1,365,000 for the six months ended June 30, 2006 or 31.2% of sales, compared with $1,235,000 or 30.4% of sales for the six months ended June 30, 2005. A comparison of selling expenses for YTD-2006 compared with YTD-2005 is as follows:

	Six months ended June 30, 2006	Six months ended June 30, 2005	Increase (Decrease)
Remuneration and payroll cost	$ 570,611	$ 519,114	$ 51,497
Marketing program and retail support	794,389	715,886	78,503
	$ 1,365,000	$ 1,235,000	$ 130,000

Portion of total paid by issuance of stock	39,000	-	39,000
	-	-	-

2nd quarter report 2006

Selling expenses increased in YTD-2006 compared to YTD-2005 primarily due to extra expenses in YTD-2006 of the one-time cost of video programming of $50,000 and new product design fees of approximately $157,000. These additional expenses were partially offset by cost savings on discretionary marketing. The Company anticipates that in the third quarter of 2006 marketing program and retail support expenses will increase with the launch of our new core brand packaging in the US.

The loss for the six months ended June 30, 2006 was $4,668,000 (or $0.58 per share) compared with $2,559,000 for six months ended June 30, 2005 (or $11.25 per share). The loss for the six months ended June 30, 2006 includes the following expenses:

a)

$2,256,000 stock compensation expense for the six months ended June 30, 2006 (June 30, 2005: $1,097,000) which represents the non-cash value attributed to certain stock options granted during the six months ended June 30, 2006;

b)	$201,000 gain on sales of investments of marketable securities for the six months ended June 30, 2006 (June 30, 2006 – Nil)

c)	$158,000 loss on settlement of debt for the three months ended June 30, 2006 (June 30, 2005: gain of $220,000)

d)	$125,000 one time restructuring cost in connection to certain consulting agreement, suppliers contract and severance payment (June 30, 2006: Nil)

Selected Annual Information
($ in thousands, except per share data)
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003
		(Restated)

Total revenue	8,732	11,097	12,767
Net loss	6,069	5,531	3,713
Basic and diluted loss per share	1.06	7.14	5.48
Total assets	6,259	4,181	7,356
Long term debt	1,501	1,957	1,799
Total liabilities	4,535	7,696	6,231

Total revenue has been restated in the above presentation to give effect to the presentation adopted with EIC-156, whereby vendor and reseller sales incentives are deducted from gross sales.

The following is a summary of quarterly results of the Company for the eight most recently completed financial quarters ended June 30, 2006.

Amounts in Accordance with	2006	2006	2005	2005	2005	2005	2004	2004
Canadian GAAP (unaudited)	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
($ in thousands, except per share
data)

Sales	2,673	1,702	1,878	2,797	2,418	1,640	2,105	3,132
Cost of sales	1,910	1,342	1,373	2,008	1,776	1,192	1,603	2,183
Gross profit	763	360	505	789	642	448	502	949
Selling, general and administrative
expenses	1,785	1,642	1,379	1,361	1,257	1,186	1,252	1,235
Amortization of property, plant and
equipment	28	32	32	30	28	32	34	33
Royalty	(66)	(59)	(46)	-	-	(26)	(133)	-

2nd quarter report 2006

Interest expense	68	101	58	42	57	64	83	55
Other, interest, gains, losses and
writedowns	1,572	688	1,129	818	978	73	2,862	271
Net loss	(2,624)	(2,044)	(2,048)	(1,462)	(1,678)	(881)	(3,596)	(645)
Net loss per share	(0.27)	(0.29)	(0.39)	(0.27)	(0.55)	(0.81)	(4.41)	(0.90)
Weighted average shares	9,086,385	7,072,681	5,728,924	5,413,973	3,044,976	1,035,835	814,767	749,588
outstanding

[1] Includes a recovery of an accrual recorded in a prior year in the amount of $387,000.

[2] Includes restatement of December 32, 2004 financial statements to correct the fair value of shares issued in connection with the obtaining of short-term debt financing The fair value of the shares issued has been charged to financing and interest on short-term debt.

[3] Per share figures have been adjusted to reflect the 10:1 consolidation which was completed as of May 5, 2005.

Total revenue has been restated in the above presentation to give effect to the presentation adopted with EIC-156, whereby vendor and reseller sales incentives are deducted from gross sales.

Liquidity and Capital Resources

The Company improved its working capital position during the six months ended June 30, 2006 by issuing common stock as follows:

i)	Conversion of $573,000 of short term debt into 228,885 common shares.

ii)	$343,000 in services were paid by the issuance of 145,863 common shares.

iii)	$1,223,500 was raised on the exercise of stock options and warrants to acquire 1,213,106 common shares.

iv)

Brokered private placement of 1,312,500 common shares issued at $2.00 per share raising a total of $2,625,000.00. The Company paid brokers’ fees of $183,050 and broker warrants to purchase 91,525 common shares at $2.25 USD per share, vesting upon issuance and expiring in May, 2007. The Company paid an additional finder’s fee of $130,750 to BG Capital Group Ltd., our controlling shareholder. BG Capital has the right to convert by May, 2007 any or all of the finders fee at a price of $2.00 USD per share

At June 30, 2006 the Company had working capital of $3,410,000 compared to a working capital deficit of $446,000 at December 31, 2005. Net cash used in operating activities was $1,949,000 consisting of operating losses for the six months ended June 30, 2006 and changes in the non-cash working capital balances compared to net cash used of $3,630,000 for the six months ended June 30, 2005. Net cash from investing for the six months ended June 30, 2006 was $564,000 as the result of the disposal of investment in marketable securities and Thornton property compared to $Nil for the six months ended June 30, 2005. Net cash provided by financing activities was $4,238,000 compared to $4,442,000 for the six months ended June 30, 2005, which included proceeds from the exercise of stock options and warrants of $1,223,500, net private placement proceeds of $2,311,200, receipt of $198,000 in subscription receivable from the December 28, 2005 private placement, $825,000 in subscription payable received for the July, 2006 private placement, and repayment of bank indebtedness of $311,000.

The Company's total contractual obligations at June 30, 2006 were $3,817,000 and were comprised of various types of debt instruments, including consulting contracts, an operating line of credit, short term loans, promissory notes, convertible debentures, mortgages and operating leases.

The following table is a summary of the Company’s contractual obligations as at June 30, 2006:

	Payments Due by Period (12 months ending) June 30
Contractual Obligations
($ in thousands, except per share	Total	2007	2008	2009	2010	2011	2012 and
data)							thereafter

Operating line of credit	50	50	-	-	-	-	-
Short term loans	141	141	-	-	-	-	-

2nd quarter report 2006

Long term debt	1,569	1,569	-	-	-	-	-
Operating leases (office equipment
and premises)	11	5	5	1	-	-	-
Consulting contracts	2,046	505	555	480	380	126	-

Total Contractual obligations	3,817	2,270	560	481	380	126	-

Our long term debt is non interest bearing. Interest expense commitments under our short term debt and our operating line of credit are not material.

Description of Share Capital

On July 28, 2006, our issued and authorized share capital consisted of the following:

  an unlimited number of common shares without par value (designated as “Limited Voting Shares”), of which 11,675,329 common shares were issued and outstanding;

  an unlimited number of Variable Multiple Voting Shares, none of which were issued and outstanding;

  2,000,000 Class A Preferred Shares, none of which were issued and outstanding; and

  2,000,000 Class B Preferred Shares, 2,000,000 shares of which were issued and outstanding. All of the Class B shares currently issued are held by BG Capital Group Ltd, and are convertible into 8,200,000 common shares and 1,600,000 Variable Multiple Voting Shares carrying 10 votes per Variable Multiple Voting Share.

In addition, as of July 28, 2006, there were 2,455,795 common shares issuable upon exercise of outstanding stock options at exercise prices ranging from $1.00 to $12.26 per share, 9,396,606 common shares reserved for future grant or issuance under our stock option plans, and 5,365,875 common shares issuable upon exercise of outstanding share purchase warrants at exercise prices ranging from $1.25 to $3.00 per share.

On March 16, 2006, we held a special general meeting of shareholders, at which the shareholders approved (a) the re-designation of the common shares as “Limited Voting Shares” and (b) the creation of a class of “Variable Multiple Voting Shares.” Holders of Variable Multiple Voting Shares are entitled to multiple votes at all meetings of common shareholders, and the number of votes attached to each Variable Multiple Voting Share is equal to the greater of (i) ten and (ii) ten times a fraction the numerator of which is the number of issued common shares and the denominator of which is the number of issued common shares on March 16, 2006. To date no Variable Multiple Voting Shares have been issued.

Common Shares (Limited Voting Shares)

Each common share entitles the holder to one vote at any meeting of our shareholders, to receive, as and when declared by the Board of Directors, dividends in such amounts as shall be determined by the Board of Directors; and to receive any remaining property in the event of liquidation, dissolution or winding-up of our company.

Class A Preferred Shares

The rights attached to the Class A Preferred Shares include the right to dividends in the amount of 10% per annum payable quarterly in advance (payable by the issuance of common shares calculated at a share price equal to the ten day average closing price of our common shares on the OTC Bulletin Board market preceding the date of issuance of such dividend shares), the right to one vote for each Class A Preferred Share on any vote of the common shares, and the right of conversion into common shares at a conversion price equal to the ten day average trading price of common shares on the OTC Bulletin Board market preceding the date of conversion. The Class A Preferred Shares rank, as to dividends, redemptions, and the distribution of assets upon liquidation, prior to (i) the common shares and (ii) any class or series of shares of our capital stock created subsequent to these Class A Preferred Shares which by their terms ranks junior to the Class A Preferred Shares and junior to the Class B Preferred Shares; and junior to (iii) the Class B Preferred Shares and (iv) any class or series of shares of our capital stock created subsequent to the Class A Preferred Shares which by their terms ranks senior to the Class A

2nd quarter report 2006

Preferred Shares (the “Senior Securities”); and pari passu with (v) any class or series of shares of our capital stock created subsequent to the Class A Preferred Shares by their terms ranks on a parity with the Class A Preferred Shares.

Class B Preferred Shares

The rights attached to the Class B Preferred Shares include the right to dividends in the amount of 10% per annum payable, in the first year in advance by the issuance of common shares at a price of $1.00 per share and thereafter monthly, in advance, in cash or common shares at the option of the holder, calculated at a price per share equal to the average trading price of the common shares for the ten (10) trading days before payment is due, and payable on the 15th day of each month. Each Class B Preferred Share has the right to five votes on any vote of the common shareholders. The Class B Preferred Shares as a class are convertible, in whole or in part at the option of the holder, into 4.1 common shares and 0.80 of a Variable Multiple Voting Share for each Class B Preferred Share converted. The Class B Preferred Shares rank, as to dividends, redemptions, and the distribution of assets upon liquidation, prior to (i) the common shares and the Class A Preferred Shares; and (ii) any class or series of shares of our capital stock created subsequent to these Class B Preferred Shares which by their terms rank junior to the Class A Preferred Shares and junior to the Class B Preferred Shares; and (iii) the Variable Multiple Voting Shares; and (iv) any class or series of shares created subsequent to the Class B Preferred Shares.

Variable Multiple Voting Shares

The Variable Multiple Voting Shares rank equally with the common shares with respect to dividends and rights on liquidation. With regard to voting, each Variable Multiple Voting Share entitles the holder thereof to 10 votes for each share held or such greater number of votes for each Variable Multiple Voting Share as may be determined in accordance with the following formula:

V	=	LVS	x 10
CS
Where:
	V	=	the number of votes attaching to each issued Variable Multiple Voting Share
	LVS	=	the number of issued common shares, redesignated as Limited Voting Shares
	CS	=

the number of issued common shares as at March 16, 2006, which number shall be increased upon any subdivision and decrease upon any consolidation of the Limited Voting Shares after March 16, 2006 on the same basis as that subdivision or consolidation. The number of issued common shares at March 16, 2006 was 8,200,000

Related Party Transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

In YTD-2005, the Company paid $55,000 for the lease of its office premises to a limited partnership in which certain ex-directors of the Company had an interest. The Company terminated this lease on December 31, 2005 and has moved to different premises.

In YTD 2006 the Company recorded management fees of $276,000 owing in common stock of the Company to BG Capital Group Ltd., our controlling shareholder..

In YTD 2006 the Company paid $190,000 in corporate development and financing costs and $130,750 finder’s fees to BG Capital Group Ltd..

2nd quarter report 2006

Critical Accounting Estimates

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption We recorded a loss of $4,668,000 for the six months ended June 30, 2006 compared to a loss of $2,559,000 for the six months ended June 30, 2005. Operations have been funded primarily from the issuance of capital stock, and we will likely continue to draw down our cash reserves for the foreseeable future until a self-sustaining level of sales is attained

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include the liquidation of non-core investments and pursuing equity financing to fund working capital requirements (see Subsequent Events). Management believes that it may be able to secure the necessary financing, however, there is no assurance that management will be successful in achieving these objectives.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Financial instruments

a) Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

b) Concentration of credit risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. For the six months ended June 30, 2006, three customers represented 38.6% (three customers for the six months ended June 30, 2006 represented 47%) of total accounts receivable.

c) Interest rate risk

The Company’s short term bank credit facility bears interest at U.S. prime plus 4%. The long term debt bears interest at a fixed rate, as disclosed in the notes to these financial statements. The Company does not use derivative instruments to manage its exposure to interest rate risk.

d) Foreign exchange rate risk

The majority of the Company’s revenues are earned and production costs incurred in the United States. However, certain selling, general and administration costs are incurred in Canada and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment

2nd quarter report 2006

of the carrying value of and land and water sources ($1.676 million). Actual results could differ materially from those estimates.

Legal Proceedings

Dispute with Ralph Moyal

In and around April, 1997, the Company acquired the shares of Blue Mountain Springs Ltd. (Blue Mountain) for CA$4,500,000, of which CA$1,750,000 remains outstanding (note 9) to the vendors thereof, Jeanette McGrath and Shari-Anne Dudart (the Vendors). In April 1997, a claim was filed in the Ontario Supreme Court against the Company, and Gerry McGrath, the father of the Vendors. The plaintiff, Ralph Moyal (Moyal), is seeking various declaratory reliefs relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. In connection therewith, Moyal is seeking an order setting aside the share purchase agreement (the Share Purchase Agreement) pursuant to which the Company acquired Blue Mountain. The Company is vigorously defending the Moyal action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claim of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice or knowledge of any defect or deficiency in title thereto. In addition, the Company has asserted a claim against the Vendors for contribution and indemnity in accordance with its rights under the Share Purchase Agreement. The Company has delivered a statement of defence, counterclaim and cross claim in which it has claimed damages against Moyal, as a result of the registration of a certificate of pending litigation against certain lands owned by Blue Mountain, the right to set off any and all damages, costs and interests incurred as against amounts owing to the Vendors (in accordance with its rights under the Share Purchase Agreement) and declaratory relief against the lawyers for Gerry McGrath and Moyal who were involved in the transactions.

In and around October 1997, a claim was filed by the Vendors in the Ontario Supreme Court against the Company seeking damages for breach of the Share Purchase Agreement, and in particular, seeking payment under the Share Purchase Agreement, portions of which the Company has withheld to date based on the Company’s indemnity and set off rights under the Share Purchase Agreement and as a result of certain undischarged encumbrances and outstanding matters that the Vendors have not attended to in connection with the Company’s purchase of Blue Mountain. In January 1998, a related claim was filed by the Vendors in the Ontario Supreme Court against the Company seeking damages as a result of the Company’s failure to agree to release shares and monies related to payments under the Share Purchase Agreement. The Company is vigorously defending these actions and has delivered a statement of defence and counterclaim against the Vendors in which it denies that it has breached its obligations under the Share Purchase Agreement and states that it is the Vendors who have failed to uphold their obligations under the Share Purchase Agreement. In its counterclaim, the Company claims against the Vendors for contribution and indemnity and the right of set off as described above.

The trials of all of the above noted claims are scheduled to be heard together. Although there is no scheduled trial date, it is anticipated that these actions could be heard before the court in the fall of 2006 or the spring of 2007or earlier if certain issues within the actions proceed to court by way of summary motion instead of trial. Based on the facts and the indemnity and set off rights that the Company has against the Vendors, the Company believes that no accrual is required.

The Company has incurred approximately CA$991,367.58 in legal fees to date in defending and prosecuting the above noted actions, of which approximately CA$28,368.82 was incurred in the current year. The Company expects to be able to apply a portion of these amounts toward any amounts due upon the outcome of these matters. These legal fees have been expensed in the periods in which they were incurred.

The majority portion of this claim was settled in July 2006 and reference should be made to Note (b) under “Subsequent Events” for a discussion.

Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming

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compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA$2.4 million plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims are not likely to have a material adverse effect on the Company’s future operations or financial position.

Stock Exchange

The shares of the Company trade in the United States on the OTC Bulletin Board under the trading symbol “CCBEF”.

Subsequent Events

a)

In July, 2006, the Company completed a brokered private placement of 1,205,000 common shares issued at $2.75 per share raising a total of $3,313,750.00. The Company paid broker’s fees of $259,462 and broker warrants to purchase 84,350 common shares at $3.00 USD per share, vesting upon issuance and expiring in July, 2007. The Company also paid a finders fee of $138,187 to BG Capital Group Ltd., our controlling shareholder, in connection with this private placement. BG Capital has the right to convert by July, 2007 any or all of the finders fee at a price of $2.75 USD per share.

b)

In July, 2006, the Company settled the litigation relating to the majority portion of a claim surrounding its subsidiary, Blue Mountain Springs Ltd (Blue Mountain). This litigation was commenced in 1997 and involved, in part, a claim against the Company and Blue Mountain to repay an outstanding CDN $1.75 million debt owed by the Company to the former owners of Blue Mountain (see Legal Proceedings – Dispute with Ralph Moyal). The Company had withheld payment of this debt in order to set off a claim against the Company made in connection with the Company’s purchase of Blue Mountain. At the time of settlement, the former owners of Blue Mountain were claiming the Company owed them approximately CDN $3.0 million, comprised mostly of the principal and interest on the outstanding debt. This settlement allows the Company to retire the CDN $1.75 million debt currently on its balance sheet. In consideration, the Company has issued 624,314 common shares and warrants to purchase 100,000 common shares at $2.00 per share. The right to sell these common shares will vest in six traunches over a three year period.

Corporate Governance

Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of our Company. Clearly Canadian’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada.

Note Regarding Forward-Looking Statements

Statements herein that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, and changes thereto, and the Company’s

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expectations regarding the effects of its restructuring efforts, and its production distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.